FlowStone Opportunity Fund Form SC TO-I/A

EX-FILING FEES

Calculation of Filing Fee Tables

FORM SC TO-I/A

(Form Type)

FlowStone Opportunity Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$40,816,522	$0.0001531	$6,249.01
Fees Previously Paid	$35,597,587	$0.0001476	$5,254.20
Total Transaction Valuation	$40,816,522		–
Total Fees Due for Filing			$6,249.01
Total Fees Previously Paid			$5,254.20
Total Fee Offsets			–
Net Fee Due			$994.81